January 5, 2010

VIA EDGAR FILINGS:

To:           United States Securities and Exchange Commission
Attn:  Michael F. Johnson, Staff Attorney
100 F Street, N.E.
Washington, D.C. 20549

Re:           Registrant Name: CoConnect, Inc. (the “Company”)

Dear Mr. Johnson:

Please accept the below narrative which has been prepared by the Company in response to your communication dated December 28, 2009 regarding the review of the Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (“SEC”) on December 17, 2009 (File No. 000-26533) (the “Pre14C”). The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment No.1:

As disclosed in paragraph number 2 under the heading “Corporate Action No.1 Increase in Authorized Stock”, the Company has positively disclosed they have no present plans, proposals or arrangements to issue of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.

Response to Comment No.2:

The Company has reviewed Release No. 34-15230 and disclosed all possible and applicable anti-takeover effects of not only the increase in authorized shares, but their governing documents and all other Corporate Actions disclosed in the Pre14C. In addition, the Company has made disclosures to the effect such Corporate Actions, although not currently intended, may have the effect of frustrating possible third party transactions. Such disclosures have been made under the heading “Potential Anti-Takeover Effects of Corporate Actions”

Response to Comment No.3:

As disclosed under the heading “Corporate Action No.3 Reverse Split” and sub-heading “Common Stock”, the Company has disclosed in tabular format the capital structure outcomes of all possible reverse split ratios. In addition, such disclosures have been made in connection with a possible forward split under the heading “Corporate Action No.4 Forward Split” and sub-heading “Common Stock”.

Response to Comment No.4:

As disclosed under the heading “Corporate Action No.3 Reverse Split” and sub-heading “Common Stock”, the Company has disclosed they have no present plans, proposals or arrangements to issue of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.

Response to Comment No.5:

As disclosed under the heading “Corporate Action No.3 Forward Split” and sub-heading “Purposes of Forward Split”, the Company has disclosed the reasons for the possible proposed forward split.

Response to Comment No.6:

As disclosed under the heading “Corporate Action No.7 Employee Stock Option Plan” and sub-heading “Purpose”, the Company has disclosed they have no present plans to make any specific grants under the Employee Stock Option Plan.

I hope that the information provided and attached hereto adequately responds to your request.  Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at 760-692-1162.

Very truly yours,

CoConnect, Inc.

/s/ Brad M. Bingham, Esq.
_________________________________
By: Brad M. Bingham, Esq.
Its: Interim Chief Executive Officer and Director